SOL STRATEGIES APRIL 2026 MONTHLY BUSINESS UPDATE

SOL Strategies acquires Darklake Labs and enters definitive agreement to acquire Houdini Swap, adding $2.5 billion in cumulative transaction volume to its platform

TORONTO, May 6, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced a comprehensive corporate update for the month of April 2026.

Houdini Swap Definitive Agreement: SOL Strategies has entered into a definitive agreement to acquire HoudiniSwap LLC, a non-custodial, privacy-focused cross-chain swap aggregator, for USD $18 million in a combination of cash and stock.

The deal started with a thesis. SOL Strategies has been building toward the belief that Solana isn't just a staking opportunity. It's the foundation for how institutions are going to move capital on-chain. What was missing was a transaction routing layer, something that could connect Solana to the broader multi-chain world and handle execution at scale, and do it with the privacy and quality that users actually require.

Houdini Swap has been doing exactly that, quietly, for years. Since launch, the platform has processed more than $2.5 billion in cumulative transaction volume across over 100 blockchain networks. It generated approximately USD $13 million in revenue in 2025. More than half of trailing 12-month volume touches the Solana blockchain, which means Houdini's existing users are already operating in the same ecosystem SOL Strategies has been building for.

The acquisition adds a fifth revenue stream alongside the Company's existing four: treasury stake, third-party delegated stake, liquid staking, and institutional staking services. It brings cross-chain transaction infrastructure, a multi-chain B2B network, and a team that has been executing quietly for years. The transaction remains subject to customary closing conditions. Full details are available in the Company's press release here.

Darklake Labs Acquisition: On April 14, 2026, SOL Strategies announced the acquisition of the assets of Darklake Labs Pte. Ltd. for USD $1.2 million, payable in a combination of USD $200,000 in cash and USD $1,000,000 in common shares of the Company. Darklake developed Zyga, a zero-knowledge proof system built natively for the Solana blockchain that enables private transaction execution while eliminating front-running and sandwich attacks at the point of execution. The Darklake founding team joins SOL Strategies as part of the transaction, adding engineering, compliance, and zero-knowledge research expertise to the Company.

Leadership Update: April 30, 2026, marked the conclusion of Max Kaplan's tenure as Chief Technology Officer, as previously announced on March 17, 2026. Kaplan will continue to support the Company in a part-time advisory capacity, focused on engineering continuity and the integration of the Darklake team. The Company does not intend to appoint a replacement CTO at this time.

Investor Engagement: Management participated in the Water Tower Research Insights Conference on April 14-15, 2026. CEO Michael Hubbard and Chief Strategy Officer Steve Ehrlich discussed the Company's operational results, 2026 priorities, and the continued growth of the Company's institutional staking business.

STKESOL Liquid Staking Platform:

● Total SOL Staked in STKESOL: 726.072 SOL

● Unique STKESOL Holders: 1,322

Validator Network Operations:

● Assets Under Delegation (AuD): 3,714,200 SOL (including treasury stake and third-party delegation)

● Unique Wallets Served: 33,953

● Validator Uptime: 100% across all proprietary validators

● Peak APY Delivered: 6.08% (Orangefin) vs. 5.74% network average

● Net SOL earned in April from proprietary validators: 822 SOL

Company Treasury Holdings:

● Total Treasury SOL (including liquid staked SOL): 530,712 SOL (~CAD $60,320,725*)

*Source: Solscan at approximately 4:50pm ET on 05/01/2026
**Based on a SOL/CAD rate of $113.66 as published by Kraken at 4:50PM ET on 05/01/2026
***Validator revenue net of voting costs

Management Commentary

Michael Hubbard, CEO of SOL Strategies, stated: "April was a month of building. With the Darklake acquisition, we saw a talented team working on interesting technology and we're glad we could bring them on. And with Houdini, we're going to add a business that's already proven itself, over $2.5 billion in transaction volume, real revenue, real users and a routing system operating across more than 100 blockchain networks. That's the kind of foundation you build on. We're looking forward to what comes next.

We're also grateful to Max for everything he built here. He's staying involved in an advisory role, and that continuity matters as we integrate these new teams and keep scaling."

X Spaces Session: On April 16, SOL Strategies hosted an X Spaces with Vitor Py Braga, newly appointed Director of Engineering, following the acquisition of Darklake. Vitor discussed Darklake's work to bring privacy-preserving execution and flexible zero-knowledge systems to Solana with Zyga, and how that supports SOL Strategies's broader infrastructure expansion. Summary available on our blog. Follow SOL Strategies on X to join future conversations.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:
Doug Harris, Chief Financial Officer, 416-480-2488
John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's validator operations, the Darklake and Houdini Swap acquisitions, Max Kaplan's advisory role, and the Company's strategic initiatives within the Solana ecosystem. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.